For:                                B+H Ocean Carriers Ltd.
From:                                Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI  02809

For Immediate Release

B+H Ocean Carriers Ltd. Announces Obtaining Waivers of Certain Loan Covenant Breaches as of December 31, 2008, and Applying  for 15 Day Extension to File its 20-F report

NEW YORK, NEW YORK, July 2, 2009. . . .. B+H Ocean Carriers Ltd. (AMEX:  BHO)    reported that on June 30 it had made application for a 15 day extension for the filing of its 20-F report including its financial statements for the period ended December 31, 2008. The Company also announced that it had been advised by certain of its banks that they had approved the waivers that had been requested for certain technical loan covenant defaults as of December 31, 2008.   The Company stated that it had requested these waivers in May 2009, in the belief that obtaining these waivers would lead to an unqualified audit for the year ending December 31, 2008, with no reclassification of long term debt as short term debt, and no going concern issue. However, the Company said that during June, it was advised by its auditors that, notwithstanding that waivers were being approved for the loan covenant breaches in place December 31, 2008,  given the continuing deterioration of the shipping markets and the passage of time from year end to the issuance of their opinion, they would review all of the Company’s loan covenants for potential technical covenant breaches during 2009. The Company stated that there is a possibility for such prospective breaches during 2009, notwithstanding that no unwaived breaches are in place for the period ending December 31, 2008. It added that this possibility may require the Company to state its balance sheet reflecting the auditors’ view that during 2009, some or all of the Company’s indebtedness may become subject to acceleration. The Company stated that it will continue to work with its banks to obtain waivers of loan covenant breaches if and when they occur, and that it expects any such efforts will be successful, as was the recent round of waiver requests. The Company further said that it does not believe that its indebtedness will be accelerated by its lenders, should further loan covenant breaches be incurred.  The Company intends to file its Form 20-F for the year ended December 31, 2008 by July 15, 2009.

About B+H Ocean Carriers Ltd.

The Company was organized as a corporation under Liberian law on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation.  As of June 30, 2009, the Company owned and operated two dry bulkcarriers, four medium-range product/chemical tankers, one Panamax product tanker and five ore/bulk/oil combination carriers (“OBOs”).  The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure.  Each vessel accounts for a significant portion of the Company’s revenues. On July 29, 2008, the Company, through a wholly-owned subsidiary, acquired an Accommodation Field Development Vessel (“AFDV”) under construction, for delivery in the 1st quarter of 2010.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s 2007 Annual Report on Form 20F and previous announcements, access the Company’s website:  www.bhocean.com.

Company contact:                                           John LeFrere
Tel:    +1 917 225 2800
                                       Email: investorrelations@bhcousa.com

063595.001-1707649.4